ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration No. 333-132747 Dated July 20, 2007

Bearish Return Optimization Securities with Partial Protection
UBS AG $•Securities linked to the Dow Jones Industrial Average®

Indicative Terms		Product Description
Issuer	UBS AG
Enhanced Bearish Securities are designed for investors who wantto hedge their exposure* to U.S. equities through an investment linked to the Dow Jones Industrial Average (the ‘‘Index’’). If the Index Return is negative over the term of the securities, at maturity investors will receive their principal plus a positive return equal to 5x the negative return up to a maximum gain of between 26.00% and 28.00% (to be determined on the trade date). If the Index Return is positive over the term of the notes, at maturity investors will be protected against the first 10% positive return and will lose 1% of their principal for each 1% positive return in excess of 10%.

Issue Price	$10.00 per Security
Initial Minimum Investment	100 Securities at a principal amount of $10 per Security ($1,000)
Underlying Index	Dow Jones Industrial Average
Term	14 months
Payment at Maturity	Investors will receive a cash payment at maturity that is based on the Index Return.
	If the Index Return is negative, you will receive your principal plus a 5% gain for every 1% loss in the Index,	Benefits
	up to a maximum gain on the Securities of between 26.00% and 28.00% (to be determined on trade date)	♦ 5x bearish leverage feature provides enhanced positive returns for negative returns in the Index

If the Index Return is between 0% and 10%, you will receive your full principal If the Index Return is greater than 10%, your principal will be reduced by 1% for every 1% gain in the Index in excess of 10%, up to a maximum loss of 90% of principal
If the level of the Index increases over the term of the Securities, you may lose up to 90% of your principal amount
♦ Partial Principal Protection: The Securities provide principal protection at maturity if the Index Return does not exceed 10%
Index Return	Index Ending Level — Index Starting Level Index Starting Level
Index Starting Level	The closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date
Trade Date	August 27, 2007*
Settlement Date	August 31, 2007*
Final Valuation Date	October 28, 2008*
Maturity Date	October 31, 2008*
*  Expected. In the event that we make any change to the expected trade date and settlement date, the final valuation date and the maturity date will be adjusted to ensure that the stated term of the Securities remains the same.

Serial Analysis at Maturity

Assumptions: -5% Negative Index Return to a maximum gain of 27.00%; 1-for-1 exposure above a 10% gain.

This offering summary represents a summary of the terms and conditions of the Securities. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering dated July s, 2007.

We are using this issuer free writing prospectus and the attached preliminary prospectus to solicit from you an offer to purchase the Securities. You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you of any material changes to the terms of the Securities.

ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration No. 333-132747 Dated July 20, 2007

Index Descriptions	Historical Performance

The Dow Jones Industrial Average3 is a benchmark of performance for leading companies in the U.S. stock market, consisting of 30 ‘‘blue-chip’’ U.S. stocks. The Index is not limited to traditionally defined industrial stocks, but serves instead as a measure of the entire U.S. market, covering such diverse industries as financial services, technology, retail, entertainment and consumer goods.

Historical performance of the Index is not indicative of future results.
The graph below illustrates the performance of the Index from 7/31/97 to 7/19/07 - Bloomberg L.P.

Investor Suitability and Key Risks

The Securities may be suitable for you if:

♦     You believe that the Index Return will be negative (and therefore you would receive a positive return on an investment in the Securities)
♦     You seek an investment that offers protection for 10% of the principal amount of the Securities
♦     You are willing to make an investment where you could lose up to 90% of your principal amount
♦     You are willing to hold the Securities to maturity
♦     You do not seek current income from this investment
♦     You have exposure to U.S. equities and would like to hedge your exposure through an investment linked to the Dow Jones Industrial Average

The Securities may not be suitable for you if:

♦     You believe that the Index Return will be positive (and therefore you would lose money on an investment in the Securities)
♦     You seek an investment that offers full principal protection
♦     You seek an investment whose return is not capped at between 26.00% and 28.00% (to be determined on the trade date)
♦     You seek current income from your investment
♦     You seek an investment for which there will be an active secondary market
♦     You are unable or unwilling to hold the Securities to maturity
♦     You prefer the lower risk, and therefore accept the poten- tially lower returns, of fixed income investments with comparable maturities and credit ratings

Key Risks:

♦     You may lose up to 90% of your principal — if the Index Return is greater than 10%, your payment at maturity will be reduced by 1% for every 1% gain in the Index in excess of 10%, up to a maximum loss of 90% of your principal amount invested
♦     Partial Principal Protection only if you hold your Securities to maturity — You should be willing to hold your Securities to maturity
♦     Your appreciation potential is limited by the maximum gain on the Securities at maturity
♦     You will not receive any interest or dividend payments
♦     The Securities will not be listed, and there will not be an active secondary trading market

You are urged to review ‘‘Risk Factors’’ in the preliminary prospectus supplement relating to this offering for a more detailed description of the risks related to an investment in the Securities.

The returns on UBS structured notes are linked to the performance of the relevant underlying asset or index. Investing in a structured note is not equivalent to investing directly in the underlying asset or index. Before investing, you should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free at 1-800-657-9836.